UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALKAMI TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

01644J108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brian R. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 784,549
	6	SHARED VOTING POWER 16,949,490
	7	SOLE DISPOSITIVE POWER 784,549
	8	SHARED DISPOSITIVE POWER 16,949,490
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,734,039
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%[1]
12		TYPE OF REPORTING PERSON (See Instructions) IN

[1] For purposes of calculating beneficial ownership in this statement on this Schedule 13G/A, the total number of shares of Common Stock outstanding is 98,985,370 as of June 30, 2024, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2024 with the Securities and Exchange Commission. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Class A Common Stock outstanding as reported by the Issuer.

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) S3 Ventures Fund III, L.P. 27-2409087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,949,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,949,490
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,949,490
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) S3 Ventures GPLP III, L.P. 27-2408994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,949,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,949,490
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,949,490
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) S3 Ventures III, L.L.C. 27-2408885
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,949,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,949,490
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,949,490
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 1.	(a) Name of Issuer:

ALKAMI TECHNOLOGY, INC. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

5601 Granite Parkway, Suite 120 Plano, TX 75024

Item 2.	(a) Name of Person Filing:

This statement on Schedule 13G is filed by Brian R. Smith, S3 Ventures Fund III, L.P. (“S3 Fund III”), S3 Ventures GPLP III, L.P. (“S3 GPLP III”) and S3 Ventures III, L.L.C. (“S3 III LLC” and, collectively with Brian R. Smith, S3 Fund III and S3 GPLP III, the “Reporting Persons”). S3 GPLP III is the general partner of S3 Fund III. S3 III LLC is the General Partner of S3 GPLP III. Brian R. Smith is the Managing Director of S3 III LLC. Each of S3 GPLP III, S3 III LLC and Mr. Smith may be deemed to have beneficial ownership of the shares held by S3 Fund III.

(b) Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is 6300 Bridge Point Pkwy Building 1, Suite 405, Austin, TX 78730.

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Common Stock, $0.001 par value per share

(e) CUSIP No.:

01644J108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: Please refer to Item 9 on each cover sheet for each filing person.

(b) Percent of class: Please refer to Item 11 on each cover sheet for each filing person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Please refer to Item 5 on each cover sheet for each filing person.

(ii) Shared power to vote or to direct the vote: Please refer to Item 6 on each cover sheet for each filing person.

(iii) Sole power to dispose or to direct the disposition of: Please refer to Item 7 on each cover sheet for each filing person.

(iv) Shared power to dispose or to direct the disposition of: Please refer to Item 8 on each cover sheet for each filing person.

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2024

Brian R. Smith

By:	/s/ Brian R. Smith

S3 Ventures Fund III, L.P.

By:	S3 Ventures GPLP III, L.P.
its General Partner

By:	S3 Ventures III, L.L.C.
its Manager

By:	/s/ Brian R. Smith
Brian R. Smith, Manager

S3 Ventures GPLP III, L.P.

By:	S3 Ventures III, L.L.C.
its Manager

By:	/s/ Brian R. Smith
Brian R. Smith, Manager

S3 Ventures III, L.L.C.

By:	/s/ Brian R. Smith
Brian R. Smith, Manager

CUSIP No. 01644J108	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement dated as of February 9, 2022, by and among S3 Ventures Fund III, L.P., S3 Ventures GPLP III, L.P., S3 Ventures III, L.L.C. and Brian R. Smith (incorporated by reference herein from Exhibit 99.1 to the Schedule 13G filed with the SEC by the Reporting Persons with respect to the Issuer on February 9, 2022).